                                              NATIONAL UNION FIRE INSURANCE COMPANY
                                                                       OF PITTSBURGH, PA.
                                          (A Stock Insurance Company, herein called the Underwriter)
                                                                             175 Water Street
                                                                            New York, NY     10038

                                                INVESTMENT COMPANY BLANKET BOND

POLICY NUMBER:     259-32-20

                                                                       DECLARATIONS:

ITEM 1.      Name of Insured (herein called Insured):      PAYPAL ASSET MANAGEMENT INC.
                                                                                                 PAYPAL FUNDS

Principal Address:                                                                2211 NORTH FIRST STREET
                                                                                                 SAN JOSE, CA  95131

ITEM 2.                      Bond Period: from 12:01 a.m. October 01,2007 to October 01,2008 the effective date of the termination or cancellation of this bond, standard time at the Principal
                                    Address as to each of said dates.

ITEM 3.                      Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

                                                                                                                                      Limit of Liability/Deductible

                                      Insuring Agreement (A)-Fidelity                                                                                       $1,250,000/$ 100,000
                                      Insuring Agreement (B)-Audit Expense                                                                           $25,000/$5,000
                                      Insuring Agreement (C)-On Premises                                                                               $1,250,000/$ 100,000
                                      Insuring Agreement (D)-ln Transit                                                                                    $1,250,000/$ 100,000
                                      Insuring Agreement (E)-Forgery & Alteration                                                                 $1,250,000/$ 100,000
                                      Insuring Agreement (F)-Securities                                                                                     $ 1,250,000/$ 100,000
                                      Insuring Agreement (G)-Counterfeit Currency                                                                $1,250,000/$ 100,000
                                      Insuring Agreement (H)-Stop Payment                                                                            $25,000/$5,000
                                     Insuring Agreement (I)- Uncollectible Item of Deposit                                                   $25,000/$5,000
                                     Insuring Agreement (J)-Computer Systems                                                                      $ 1,250,000/$ 100,000
                                     Insuring Agreement (K)-Unauthorized Signatures                                                          $1,250,000/$ 100,000
                                     Insuring Agreement (M)-Telefacsimile Transfer                                                              $ 1,250,000/$ 100,000

                                   If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or
                                   Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4.                      Offices   or   Premises   Covered-Offices   acquired   or   established   subsequent   to   the
                                    effective date of this bond are covered according to the terms of General Agreement
                                    A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.                      The liability of the Underwriter is subject to the terms of the following riders attached
                                    thereto:   Rider No. # 1, #2, #3, #4, #5, #6, #7

ITEM 6.                      The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 673-85-84 such termination or cancellation to be effective as of the time this bond becomes effective.

ITEM 7.                      Premium:   $7,498

MARSH USA, INC.
ONE CALIFORNIA STREET
SAN FRANCISCO, CA  94111

INVESTMENT COMPANY BLANKET BOND

The? Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)         FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such
loss; and
(b)	to obtain financial benefit for the
Employee, or for any other person or
organization intended by the Employee
to receive such benefit, other than
salaries, commissions, fees, bonuses,
promotions, awards, profit sharing,
pensions or other employee benefits
earned in the normal course of
employment.

(B)         AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees.  The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)    ON PREMISES
Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or
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equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)         IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)         FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)     SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution,

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by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)	through the Insured's having, in good
faith and in the course of business,
whether for its own account or for the
account of others, in any
representative, fiduciary, agency or
any other capacity, either gratuitously
or otherwise, purchased or otherwise
acquired, accepted or received, or sold
or delivered, or given any value,
extended any credit or assumed any
liability, on the faith of, or otherwise
acted upon, any securities,
documents or other written
instruments which prove to have been
(a)        counterfeited, or
(b)	forged as to the signature of any
maker, drawer, issuer, endorser,
assignor, lessee, transfer agent or
registrar, acceptor, surety or
guarantor or as to the signature of
any person signing in any other
capacity, or
(c)	raised or otherwise altered, or lost,
or stolen, or
(2)	through the Insured's having, in good
faith and in the course of business,
guaranteed in writing or witnessed
any signatures whether for valuable
consideration or not and whether or
not such guaranteeing or witnessing is
ultra vires the Insured, upon any
transfers, assignments, bills of sale,
powers of attorney, guarantees,
endorsements or other obligations
upon or in connection with any
securities, documents or other written
instruments and which pass or purport
to pass title to such securities,
documents or other written
instruments; EXCLUDING, losses
caused by FORGERY or ALTERATION
of, on or in those instruments covered
under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)    COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)    STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)      UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder     or     subscriber     and     deemed

               uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE
1.	If the Insured shall, while this bond is in
force, establish any additional office or
offices, such office or offices shall be
automatically covered hereunder from
the dates of their establishment,
respectively. No notice to the
Underwriter of an increase during any
premium period in the number of offices
or in the number of Employees at any
of the offices covered hereunder need
be given and no additional premium
need be paid for the remainder of such
premium period.
2.	If an Investment Company, named as
Insured herein, shall, while this bond is
in force, merge or consolidate with, or
purchase the assets of another
institution, coverage for such
acquisition shall apply automatically
from the date of acquisition. The
Insured shall notify the Underwriter of

such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.        WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS' FEES
(Applicable to all Insuring Agreements or
Coverages now or hereafter forming part of
this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated   on   the   merits   and   whether   or   not

                                                                                    4

settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of
any dishonest or fraudulent act(s),
including Larceny or Embezzlement;
or
(2)	an Employee is adjudicated to be
guilty of any dishonest or fraudulent
act(s), including Larceny or
Embezzlement;
(3)	in the absence of (1) or (2) above an
arbitration panel agrees, after a review
of an agreed statement of facts, that
an Employee would be found guilty of
dishonesty if such Employee were
prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.     FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)     "Employee" means:

(1)any of the Insured's officers, partners, or employees, and
(2)	any of the officers or
employees of any predecessor
of the Insured whose principal
assets are acquired by the
Insured by consolidation or
merger with, or purchase of
assets or capital stock of such
predecessor, and
(3)	attorneys retained by the
Insured to perform legal
services for the Insured and
(2)

                                                                        5

the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their
studies or duties in any of the
Insured's offices, and
(5)	directors or trustees of the
Insured, the investment advisor,
underwriter
(distributor), transfer agent, or
shareholder accounting record
keeper, or administrator
authorized by written
agreement to keep financial
and/or other required records,
but only while performing acts
coming within the scope of
the usual duties of an officer
or employee or while acting as
a member of any committee
duly elected or appointed to
examine or audit or have
custody of or access to the
Property of the Insured, and
(6)	any individual or individuals
assigned to perform the usual
duties of an employee within
the premises of the Insured,
by contract, or by any agency
furnishing temporary personnel
on a contingent or part-time
basis, and
(7)	each	natural	person,
partnership or corporation
authorized by written
agreement with the Insured to
perform services as electronic
data processor of checks or
other accounting records of
the Insured, but excluding any
such processor who acts as
transfer agent or in any other
agency capacity in issuing
checks, drafts or securities for
the Insured, unless included
under Sub-section (9) hereof,
and
(8)	those persons so designated in
Section 15, Central Handling

of Securities, and (9) any officer,  partner or Employee of

a)         an investment advisor,
b)	an	underwriter
(distributor),
c)	a transfer agent or
shareholder accounting
record-keeper, or
d)	an	administrator
authorized by written
agreement to keep
financial and/or other
required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined iri the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1 (a) and their partners, officers and employees shall collectively be

                                                                           6

deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)	"Property" means money (i.e..
currency, coin, bank notes,
Federal Reserve notes), postage
and revenue stamps, U.S. Savings
Stamps, bullion, precious metals
of all kinds and in any form and
articles made therefrom, jewelry,
watches, necklaces, bracelets,
gems, precious and semi-precious
stones, bonds, securities,
evidences of debts, debentures,
scrip, certificates, interim receipts,
warrants, rights, puts, calls,
straddles, spreads, transfers,
coupons, drafts, bills of exchange,
acceptances, notes, checks,
withdrawal orders, money orders,
warehouse receipts, bills of
lading, conditional sales contracts,
abstracts of title, insurance
policies, deeds, mortgages under
real estate and/or chattels and
upon interests therein, and
assignments of such policies,
mortgages and instruments, and
other valuable papers, including
books of account and other
records used by the Insured in the
conduct of its business, and all
other instruments similar to or in
the nature of the foregoing
including Electronic
Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition    at   the   time   of   the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	"Forgery" means the signing of
the name of another with intent to
deceive; it does not include the
signing of one's own name with
or without authority, in any
capacity, for any purpose.
(d)	"Larceny and Embezzlement" as it
applies to any named Insured
means those acts as set forth in
Section 37 of the Investment
Company Act of 1940.
(e)	"Items of Deposit" means any one
or more checks and drafts. Items
of Deposit shall not be deemed
uncollectible until the Insured's
collection procedures have failed.

SECTION 2. EXCLUSIONS THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly
by means of forgery or alteration
of, on or in any instrument,
except when covered by Insuring
Agreement (A), (E), (F) or (G).
(b)	loss due to riot or civil commotion
outside the United States of
America and Canada; or loss due
to military, naval or usurped
power, war or insurrection unless
such loss occurs in transit in the
circumstances recited in Insuring
Agreement (D), and unless, when
such transit was initiated, there
was no knowledge of such riot,
civil commotion, military, naval or
usurped power, war or
(a)
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insurrection on the part of any person acting for the Insured in initiating such transit.

(c)	loss, in time of peace or war,
directly or indirectly caused by or
resulting from the effects of
nuclear fission or fusion or
radioactivity; provided, however,
that this paragraph shall not apply
to loss resulting from industrial
uses of nuclear energy.
(d)	loss resulting from any wrongful
act or acts of any person who is
a member of the Board of
Directors of the Insured or a
member of any equivalent body
by whatsoever name known
unless such person is also an
Employee or an elected official,
partial owner or partner of the
Insured in some other capacity,
nor, in any event, loss resulting
from the act or acts of any person
while acting in the capacity of a
member of such Board or
equivalent body.
(e)	loss resulting from the complete
or partial non-payment of, or
default upon, any loan or
transaction in the nature of, or
amounting to, a loan made by or
obtained from the Insured or any
of its partners, directors or
Employees, whether authorized or
unauthorized and whether
procured in good faith or through
trick, artifice, fraud or false
pretenses, unless such loss is
covered under Insuring Agreement
(A), (E) or (F).
(f)	loss resulting from any violation
by the Insured or by any
Employee
(1)	of law regulating (a) the
issuance, purchase or sale of
securities, (b) securities
transactions upon Security
Exchanges or over the counter
market,	(c) Investment Companies, or
            (d) Investment Advisors, or (2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be            covered             under Insuring Agreements (A) or (E).
(g)	loss of Property or loss of
privileges	through	the
            misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall  be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.
(h)	potential income, including but
not limited to interest and
dividends, not realized by the
Insured because of a loss covered
under this bond, except as
included	under	Insuring
Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting

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as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or (2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k)
all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(I)
loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)
any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor   of    any   Employers   of   temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of

                                                                         9

which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.
      Discovery occurs when the Insured
(a)        becomes aware of facts, or
(b)	receives written notice of an
actual or potential claim by a
third party which alleges that
the Insured is liable under
circumstance

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates,    warrants,    rights,    or   other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7.   LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment

                                                                       10

for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source   other  than   suretyship,   insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery
or holdup, or attempt thereat, in
which no Partner or Employee is
concerned or implicated shall be
deemed to be one loss, or
(b)	any one unintentional or negligent
act on the part of any one person
resulting in damage to or
destruction or misplacement of
Property, shall be deemed to be
one loss, or
(c)	all wrongful acts, other than those
specified in (a) above, of any one
person shall be deemed to be one
loss, or
(d)	all wrongful acts, other than those
specified in (a) above, of one or
(a)

                                                                        11

            more persons (which dishonest
            act(s) or act(s) of Larceny or
            Embezzlement include, but are not
            limited to, the failure of an
            Employee to report such acts of
           others) whose dishonest act or
           acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.
The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment   Company   named   as   Insured

                                                                        12

and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate
(a)	as to any Employee as soon as
any partner, officer or
supervisory Employee of the
Insured, who is not in collusion
with such Employee, shall learn
of any dishonest or fraudulent
act(s), including Larceny or
Embezzlement on the part of
such Employee without
prejudice to the loss of any
Property then in transit in the
custody of such Employee (See
Section 16[d]), or
(b)        as  to   any   Employee   60   days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the
            Underwriter of its desire to terminate this bond as to such Employee, or
(c)	as to any person, who is a
partner, officer or employee of
any Electronic Data Processor
covered under this bond, from
and after the time that the
Insured or any partner or officer
thereof not in collusion with
such person shall have
knowledge or information that
such person has committed any
dishonest or fraudulent act(s),
including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14.   RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;
(a)
on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for

                                                                          13

loss    sustained    prior    to    its effective date, or (b)    upon takeover of the Insured's business by any State or Federal official   or   agency,   or   by   any receiver or liquidator,  acting or
appointed for this purpose without the necessity of the Underwriter giving  notice of such termination.  In the event that such additional period of time is terminated,     as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION   15.   CENTRAL   HANDLING   OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.
The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such  Corporations,  and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.
The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.
             For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to

                                                                        14

the Insured by such Corporations.
This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the
Underwriter hereunder for loss
or losses sustained by any one
or more or all of them shall not
exceed the limit for which the
Underwriter would be liable
hereunder if all such loss were
sustained by any one of them,
(b)	the one first named herein shall
be deemed authorized to make,
adjust and receive and enforce
payment of all claims hereunder
and shall be deemed to be the
agent of the others for such
purposes and for the giving or
receiving of any notice required
or permitted to be given by the
terms hereof, provided that the
Underwriter shall furnish each
named Investment Company
with a copy of the bond and
with any amendment thereto,
together with a copy of each
formal filing of the settlement of
each such claim prior to the
execution of such settlement,
(c)              the    Underwriter   shall    not    be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)	knowledge possessed or
discovery made by any partner,
officer or supervisory Employee
of any Insured shall for the
purposes of Section 4 and
Section 13 of this bond
constitute knowledge or
discovery by all the Insured, and
(e)	if the first named Insured ceases
for any reason to be covered
under this bond, then the
Insured next named shall
thereafter be considered as the
first named Insured for the
purposes of this bond.

SECTION  17.  NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:
(a)	the names of the transferors and
transferees (or the names of the
beneficial owners if the voting
securities are requested in
another name), and
(b)	the total number of voting
securities owned by the
transferors and the transferees
(or the beneficial owners), both
immediately before and after the
transfer, and
(c)	the total number of outstanding
voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies

                                                                         15

of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

                                                                         16

ENDORSEMENT #1

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number            259-32-20

issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.   PLEASE READ IT CAREFULLY. COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ENDORSEMENT #2

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number           259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa.

CALIFORNIA PREMIUM RIDER
It is agreed that:

1.	In compliance with the ruling of the Commissioner of Insurance of the State of
California and the Opinion of the Attorney-General of that State requiring that the premium for all bonds or policies be endorsed thereon, the basic premium charged for the attached bond for the period

From: October 1, 2007

To: October 1, 2008

Is:        Seven Thousand Four Hundred and Ninety Eight Dollars & 00/100 ($7,498)

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or provisions of the attached bond other than as above stated.

ENDORSEMENT #3

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number            259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa.

SCHEDULE OF NAMED INSURED

It is agreed that:

1.           Item   1   of  the  Declarations  page,   Name  of  Insured   (herein  called   Insured),   is
             amended to include the following:

                      Paypal Funds
                      Paypal Money Market Fund

2.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ENDORSEMENT #4

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number            259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa.
COMPUTER SYSTEMS FRAUD

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

                                                 COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1)           entry of data into, or
(2)           change of data or programs within
                a Computer System; provided the fraudulent entry or change causes
(a)           Property to be transferred, paid or delivered,
(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited,
(c)	an unauthorized account of a fictitious account to be debited or credited;
(3)	voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and
(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii)	and further provided such voice instruction or advices:

ENDORSEMENT #4 (Continued)

(a)	were made by a person who purported to represent an
individual authorized to make such voice instruction or
advices; and
                        (b)           were electronically recorded by the Insured or its agent(s).

(4)
It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured
2.           As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,
(b)           systems and application software,
(c)           terminal devices,
(d)           related communication networks or customer communication systems, and
(e)           related Electronic Funds Transfer Systems,

by which  data  are  electronically collected,  transmitted,  processed,  stored,  and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.
(a)

ENDORSEMENT #4 (Continued)

4.           The following portions of the attached bond are not applicable to this Rider:
(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND
TOTAL LIABILITY
          (c)         Section 10-LIMIT OF LIABILITY
5.	The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.
6.	All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.
7.	The Limit of Liability for the coverage provided by this Rider shall be it being understood however, that such liability shall be part of and not in addition to the
Limit of Liability stated in Item 3 of the Declarations of the attached bond.
8.	The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of herein called the Deductible amount) but not in excess of the Limit of
Liability stated above.
9.	If any loss is covered under this Insuring Agreement and any other Insuring
Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
Coverage.
10.	Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:
(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)	immediately upon receipt by the Underwriter of a written request from the
Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

ENDORSEMENT #4 (Continued)

11.	Section 4-L0SS-N0TICE-PR00F-LEGAL PROCEEDING of the Conditions and
Limitations of this bond is amended by adding the following sentence:

               "Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12.	Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and
Computer Crime Policy by whatever title assigned or by whatever Underwriter written.

ENDORSEMENT #5

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number           259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURE RIDER
It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

2.	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
3.	It shall be a condition precedent to the Insured's right to recovery under this rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
4.	The Limit of Liability for the coverage provided by this rider shall be One Million
Two Hundred Fifty Thousand Dollars, ($1,250,000).
5.	The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be in excess of One Hundred Thousand Dollars, ($100,000) (herein called Deductible
Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.
2.

ENDORSEMENT #5 (Continued)

6.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than above stated.

ENDORSEMENT #6

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number            259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa

TELEFACSIMILE TRANSFER FRAUD
It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

                          Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by
                          Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

                         i)           bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for
                                      Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii)
fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

ENDORSEMENT #6 (Continued)

2.	The limit of Liability for the coverage provided by this rider shall be One Million Two
Hundred Fifty Thousand Dollars ($1,250,000), it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item
3 of the Declaration of the attached bond.
3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of One Hundred Thousand Dollars 100,000) t in
excess of the Limit of Liability stated above.
4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT #7

This endorsement,    effective 12:01 A.M.                                                                                     October 01, 2007     forms a part of
policy number            259-32-20
issued to         PAYPAL ASSET MANAGEMENT INC. PAYPAL FUNDS

by        National Union Fire Insurance Company of Pittsburgh, Pa
FORMS INDEX ENDORSEMENT
The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPT		INVESTMENT COMPANY BLANKET BOND-DEC-PAGE
41206	09/84	INVESTMENT COMPANY BLANKET BOND-GUTS
MNSCPT		COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPT		CALIFORNIA PREMIUM RIDER
MNSCPT		COMPUTER SYSTEMS FRAUD
MNSCPT		UNAUTHORIZED SIGNATURES RIDER
MNSCPT		TELEFACSIMILE TRANSFER FRAUD
MNSCPT		FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITION AND EXCLUSIONS REMAIN UNCHANGED.

SECRETARY’S CERTIFICATE

I, John Muller, Secretary of PayPal Funds (the “Trust”), and in accordance with the authority given to me by the Board of Trustees of the Trust, hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, at a meeting duly called and held on August 21. 2007.

RESOLVED, that the Board of Trustees of PayPal Funds (the “Trust”) of the Trust and, by separate vote, the Trustees who are not “interested persons”, as defined in the Investment Company Act of 1940 (the “1940 Act”)(“Independent Trustees”), after due consideration of all relevant factors, including, but not limited to, the value of the aggregate assets of the Trust to which any Covered Person (which for the purpose of this resolution shall mean any officer and employee of the Trust, who may singly or jointly with others, have access to securities or funds of the Trust, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities of the Trust) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the portfolio securities of the Trust, hereby determine that an Investment Company Blanket Bond for the period commencing October 1, 2007 and ending September 30, 2008 as discussed at this meeting and the amount thereof, namely coverage up to $1,250,000 for any larceny or embezzlement committed by any Covered Person, is reasonably and is hereby approved;

FURTHER RESOLVED, that the appropriate officers of the Trust be, and hereby are, authorized to take any actions that are necessary or appropriate to obtain such bond, including payment of the premium for such bond; and

FURTHER RESOLVED, that each of the Secretary or the Assistant Secretary of the Trust be, and hereby is, designated as the officer directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Secretary’s certificate this 30th day of November 2007.

 /s/ John Muller
John Muller
Secretary